

14030224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Co. of Florida, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 S. Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristen Banton (863) 616-6050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – if individual, state last, first, middle name)

331 S. Florida Avenue, Suite 400, Lakeland 33801
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 9 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public



KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2014
Commission Number DD 984054

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2013

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of Allen & Company of Florida, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 20, 2014

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
Cash	$ 1,166,980
Receivables	
Clearing organization	586,728
Commission	99,166
Employees	438,553
Other	13,987
Securities owned, at fair value (Note 2)	2,733,453
Equipment and leasehold improvements, less accumulated depreciation (Note 3)	395,643
Prepaid expenses and other assets	98,661
TOTAL ASSETS	$ 5,533,171
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 709,243
Related party payable (Note 7)	31,001
Commissions payable	401,525
Deferred compensation (Note 4)	308,655
Long-term debt (Note 8)	1,850,000
Total liabilities	3,300,424
Commitments (Note 5)	
Stockholder's equity	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	642,664
Retained earnings	1,506,633
Total stockholder's equity	2,232,747
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,533,171

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF INCOME
Year ended December 31, 2013

Revenues	
Commissions	$ 13,900,806
Other	236,974
Unrealized gains on securities	28,395
Interest and dividends	149,631
Realized gain on securities	108,650
Total revenues	14,424,456
Expenses	
Employee compensation and benefits (Note 4)	10,572,185
Clearance and exchange fees	417,265
Occupancy (Notes 5 and 7)	363,109
Other	273,343
Advertising	167,564
Depreciation expense	133,145
Repairs and maintenance	132,244
Legal and professional fees	88,347
Office expenses	84,668
Charitable contributions	84,600
Corporate insurance	62,909
Equipment rental	61,331
Communications and data processing	51,322
Training and seminars	94,794
Taxes and licenses	27,492
Total expenses	12,614,318
Net income	$ 1,810,138

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year ended December 31, 2013

Subordinated borrowings at January 1, 2013	$	1,850,000
Increases		
Issuance of subordinated notes		-
Subordinated borrowings at December 31, 2013	$	1,850,000

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2013

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
Balance, January 1, 2013	$ 66,271	$ 17,179	$ 642,664	$ 1,521,495	$ 2,247,609
Dividend distribution	-	-	-	(1,825,000)	(1,825,000)
Net income	-	-	-	1,810,138	1,810,138
Balance, December 31, 2013	$ 66,271	$ 17,179	$ 642,664	$ 1,506,633	$ 2,232,747

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2013

Cash flows from operating activities	
Net income	$ 1,810,136
Adjustments to reconcile net income to net change in operating activities	
Depreciation expense	133,145
Change in assets and liabilities	
Receivables	(176,153)
Securities owned, net	(337,837)
Prepaid expenses and other assets	(12,379)
Accounts payable and accrued expenses	243,752
Commissions payable	44,889
Deferred compensation	(55,741)
Net change in operating activities	1,649,814
Cash flows from investing activities	
Purchases of equipment	(48,576)
Cash flows from financing activities	
Related party payable	16,001
Dividend distribution	(1,825,000)
Net change in financing activities	(1,808,999)
Net change in cash	(207,761)
Cash at beginning of year	1,374,741
Cash at end of year	$ 1,166,980

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation (ACFC). The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liablity in its financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. Interest is not normally charged on receivables. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2013 all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of publicly traded equities.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life or the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $167,564 for the year ended December 31, 2013.

Income Taxes: The Company's loss is included in the tax return of ACFC. ACFC has elected to be taxed as an S corporation. The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2013.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to its pass through status, the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2010, 2011 and 2012. Tax years prior to 2009 are no longer subject to examination by taxing authorities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Concentration of Credit Risk: The Company maintains cash deposits in excess of the limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 2 - FAIR VALUE

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of mutual funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

NOTE 2 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned			
Mutual funds			
Money market funds	$ 968,234	$ -	$ -
Domestic - Municipal	513,801	-	-
Domestic - Growth	319,269	-	-
International	304,681	-	-
Bond index	124,356	-	-
Domestic - Value	261,055		
Domestic - Blend	165,103	-	-
Domestic - Commodities	51,564	-	-
Domestic - Real Estate	16,820	-	-
Other	8,570	-	-
	$ 2,733,453	$ -	$ -

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Leasehold improvements	$ 901,034
Furniture and equipment	628,756
Computer equipment	289,552
	1,819,342
Less accumulated depreciation	1,423,699
	$ 395,643

(Continued)

NOTE 4 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. Due to the creation of the Allen & Company Employee Stock Ownership Plan (ESOP) in 2012, the Company chose to discontinue its matching contributions to the plan effective on February 1, 2013. For the month of January 2013 the Company made a matching contribution equal to the lesser of 3.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $5,000 per year. The Company's contribution to the plan was $14,967 for the year ended December 31, 2013.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments annually through 2013. As of December 31, 2013, there is no liability as all payments have been made.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $306,655 at December 31, 2013, representing the future payments under the agreement.

NOTE 5 - LEASES

The Company leases its Lakeland (Note 7) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

2014	$ 401,427
2015	346,460
2016	351,883
2017	96,258
	$ 1,196,028

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2013 was $389,987.

(Continued)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. SEC Rule 15c3-1 also requires that the ratio of the Company's aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,851,754. The required minimum net capital was $250,000. The Company's aggregate indebtedness to net capital ratio was 51% at December 31, 2013.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides advances to its employees which are payable to the Company over a period of time through payroll deductions. The advances are non-interest bearing. The balance of employee advances at December 31, 2013 is $33,281.

The Company has four notes receivable from employees. The notes are non-interest bearing and are being forgiven each month through January 2018. The balance of the notes receivable at December 31, 2013 is $405,272.

The Company has included in their accompanying balance sheet accounts payable due to their parent company in the amount of $31,000 at December 31, 2013.

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $17,895 monthly, contains annual escalation provisions. Rent expense related to the Lakeland office included in the accompanying income statement was $204,166 for the year ended December 31, 2013.

NOTE 8 - AUCTION RATE PREFERRED SECURITIES

In October 2012, the Company's clients owned $9,175,000 worth of auction rate preferred securities ("ARPs"). Those ARPs had been illiquid since February 2008. The Company purchased ARPs from their clients and then sold the purchased ARPs, resulting in a difference between par value and the bid, which would be the loss associated with each ARP.

The Company's clearing organization agreed to provide a subordinated loan to pay for approximately 85% of that loss with the Company assuming the remaining 15% of the loss. The Company entered into a subordinated loan agreement with their clearing organization in order to fund the purchase of the ARPs from the clients. Since the loan is subordinated, it is not considered part of aggregated indebtedness for net capital computation. The subordinated loan agreement is a forgivable loan over seven years with an adjustable interest rate of prime minus 1.50% or 1.75%. Interest is payable quarterly. There are no payments due on the loan; however, the Company would be required to pay an amount in the event they cancelled their clearing agreement with their clearing organization.

(Continued)

NOTE 8 - AUCTION RATE PREFERRED SECURITIES (Continued)

The amount due in the event of termination is as follows:

Termination on or prior to		
February 8, 2014	$	1,850,000
February 8, 2015		1,600,000
February 8, 2016		1,350,000
February 8, 2017		1,100,000
February 8, 2018		850,000
February 8, 2019		600,000
February 8, 2020		350,000

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

ACFC created a leveraged employee stock ownership plan ("ESOP") in December 2012 that covers substantially all employees of the Company who are over twenty-one (21) years of age and have completed one year of service. They must also have 1,000 hours of service during that one year period. On December 26, 2012, the ESOP purchased 1,014,681 shares of the ACFC's common stock from a Company shareholder for $2,100,390. The purchase of these shares was funded by two notes payable ("ESOP notes payable") to the shareholder and the bank from the ESOP in the amount of $2,100,390. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP. Payments will be facilitated by distributions from the Company to ACFC.

The ESOP provides for discretionary contributions by the Company that are at least equal to the ESOP's debt service. As the debt is repaid, shares are released from the suspense account based on the proportion of the principal and interest paid in the year on the outstanding balance of principal, plus interest, due on the debt and are allocated to active employees. No contributions were allocated in 2013. The fair value of the ESOP shares is determined on an annual basis by an independent appraisal. Beginning in 2013 ACFC started to pay off both notes.

NOTE 10 - INCENTIVE STOCK OPTION PLAN

In 2013 ACOF created an Incentive Stock Option Plan (ISO) to allow selected key members of the firm an option to purchase Class B non-voting common stock of the Company. As of December 31, 2013, the company has granted the option to purchase up to 200,000 shares at an ESOP level price of $1.74. In 2013, there were 57,400 shares of Class B non-voting stock that could be exercised. At year-end no shares have been exercised.

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

Total stockholder's equity	$	2,232,747
Add		
Liabilities subordinated to claims of general creditors allowable in computation		1,850,000
Deduct		
Non-allowable assets		946,845
Net capital before haircuts on securities positions		3,135,902
Deduct		
Investment securities haircuts		284,148
Net capital	$	2,851,754
Computation of net capital requirement -		
Minimum net capital required	$	250,000
Excess net capital	$	2,601,754
Aggregate indebtedness	$	1,450,424
Ratio of aggregate indebtedness to net capital		51%

There are no material differences between the amounts reported above and the amended FOCUS report for the year ended December 31, 2013 filed on February 20, 2014.

The amended FOCUS report filed on February 20, 2014, differs from the original unaudited FOCUS report filed on January 23, 2014, primarily as a result of audit adjustments related to the accrual of bonuses. A reconciliation of amounts reported in the original FOCUS report to amounts reported in the amended FOCUS report for the year ended December 31, 2013 is provided below:

	Per Original FOCUS Report	Effect of Audit Adjustments	Per Amended FOCUS Report
Total stockholder's equity	$ 2,433,576	$ (200,829)	$ 2,232,747
Net capital	3,063,447	(211,693)	2,851,754
Excess net capital	2,813,447	(211,693)	2,601,754
Aggregate indebtedness	1,141,566	308,858	1,450,424
Ratio of aggregate indebtedness to net capital	37%	14%	51%

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2013

Allen & Company of Florida, Inc. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTAL REPORT

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 20, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER	SEC. FILE NO.
ALLEN & COMPANY OF FLORIDA, INC. [13]	8-09877 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FIRM ID NO.
	25 [15]
1401 SOUTH FLORIDA AVENUE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY)
	10/01/13 [24]
	AND ENDING (MM/DD/YY)
LAKELAND [21] (City) FL [22] (State) 33803 [23] (Zip Code)	12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Kristen Benton [30] (863) 616-6050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO X [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/13 [99]
SEC FILE NO. 8-09877 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,166,979 [200]		$ 1,166,979 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	586,729 [295]		
B. Other	99,165 [300]	$ 405,273 [550]	1,091,167 [810]
3. Receivables from non-customers	[355]	47,266 [600]	47,266 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	2,733,453 [424]		
E. Spot commodities	[430]		2,733,453 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	395,643 [680]	395,643 [920]
11. Other assets	[535]	98,661 [735]	98,661 [930]
12. Total Assets	$ 4,586,326 [540]	$ 946,845 [740]	$ 5,533,171 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		401,526	1115		1305	401,526	1540
15. Payable to non-customers		52,879	1155		1355	52,879	1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		599,059	1205		1385	599,059	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:							
1. from outsiders	$ 1,850,000 [970]			1,850,000	1400	1,850,000	1710
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements							
1. from outsiders	$ [1000]				1420		1730
2. Includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		396,959	1220		1440	396,959	1750
20. TOTAL LIABILITIES		$ 1,450,423	1230	$ 1,850,000	1450	$ 3,300,423	1760

Ownership Equity			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			83,450	1792
C. Additional paid-in capital			642,664	1793
D. Retained earnings			1,506,634	1794
E. Total			2,232,748	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 2,232,748	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 5,533,171	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 2,232,748	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			2,232,748	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1,850,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 4,082,748	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 946,845	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(946,845)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 3,135,903	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	284,148	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(284,148)	3740
10. Net Capital			$ 2,851,755	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6-2/3% of line 19)	$	96,695	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	2,601,755	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,551,755	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Amount	Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	1,450,423	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	1,450,423	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	50.86	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	45.31	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 229,877	3935
b. Commissions on listed option transactions	9,784	3938
c. All other securities commissions	43,892	3939
d. Total securities commissions	283,553	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	945	3952
4. Profits (losses) from underwriting and selling groups	1,101	3955
5. Revenue from sale of investment company shares	2,203,111	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,231,412	3975
8. Other revenue	181,287	3995
9. Total revenue	$ 3,901,409	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits			3,038,683	4115
12. Commissions paid to other brokers-dealers			56,890	4140
13. Interest expense			27,750	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			18,530	4195
15. Other expenses			433,609	4100
16. Total expenses			$ 3,575,462	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 325,947	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles			39,576	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 365,523	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	(266,515)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/13 to 12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,317,225	4240
A. Net income (loss)			365,523	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	450,000	4270
2. Balance, end of period (from item 1800)			$ 2,232,748	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 1,850,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$ 1,850,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
First Clearing Corporation, LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2013 [8004]
or if less than 12 months

Report for the period beginning 01/01/13 [8005] and ending 12/31/13 [8006]
MM DD YY — MM DD YY

SEC FILE NUMBER: 8-09677 [8011]

1. NAME OF BROKER DEALER

ALLEN & COMPANY OF FLORIDA, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No — M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]
4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]
5. Respondent makes markets in the following securities:
   (a) equity securities............................ (enter applicable code: 1=Yes 2=No) 2 [8075]
   (b) municipals................................. (enter applicable code: 1=Yes 2=No) 2 [8076]
   (c) other debt instruments...................... (enter applicable code: 1=Yes 2=No) 2 [8077]
6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]
7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]
8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]
9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts .... [8080]
   (b) Omnibus accounts .... [8081]
10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FINRA

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	59	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	50	8102
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent .... | 3 | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code 1=Yes 2=No) .... | 2 | 8130

(b) Name of parent or affiliate ______ 8131

(c) Type of Institution ______ 8132

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No) | 2 | 8113

21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No) | 1 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period.......... $ | 603,475 | 8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ | 69,620 | 8151



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Allen & Company of Florida, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with those requirements to Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2013, with respective cash disbursement records entries noting no differences;
2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no difference;
3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2013, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2013, and in the related schedules and working papers supporting the adjustments nothing no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2013, on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Lakeland, Florida
February 20, 2014